ROGUE CHIMERA FILMS LLC
Statement of Changes in Owner's Equity for the 7 months 31st August 2017

	Owner Investments	Retained earnings	Total equity
	USD	USD	USD
Balance at 1 January 2016	$ -	$ -	$ -
Changes in accounting policy			0
Restated balance	$ -	$ -	$ -
Changes in equity for the year 2017			
Paid-In Owner Investment	$ 3,915.44		$ 3,915.44
Dividends			0
Loss for the year		$ (3,388.14)	$ (3,388.14)
Revaluation gain			0
Balance at 31 August 2017	$ 3,915.44	$ (3,388.14)	$ 527.30
Changes in equity for 2017			
Issue of share capital			0
Dividends			0
Income for the year			0
Revaluation gain			0
Balance at 31 August 2017	$ 3,915.44	$ (3,388.14)	$ 527.30